UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 23, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 24, 2014.

Exhibit 99.1

For Immediate Release

CNOOC Limited Announces Pricing of Guaranteed Notes Offering

(Hong Kong, April 24, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced on April 23, 2014 (New York time) the pricing of its offering of US$4,000 million aggregate principal amount of guaranteed notes. The offering consists of US$1,250 million of 1.625% guaranteed notes due 2017, US$2,250 million of 4.250% guaranteed notes due 2024 and US$500 million of 4.875% guaranteed notes due 2044 (collectively, the “Notes”). The Notes will be issued by CNOOC Nexen Finance (2014) ULC, an indirect wholly-owned subsidiary of the Company incorporated in Nova Scotia, Canada, and will be guaranteed by the Company.

The net proceeds from this offering are expected to be approximately US$3,963.2 million. The proceeds are intended to be used in part for repaying all or part of a US$2.0 billion facility that was entered into for the purpose of repaying part of the bridge loan that financed the Company’s acquisition of Nexen Inc. The remaining proceeds, if any, will be used for general corporate purposes.

Application has been made to The Stock Exchange of Hong Kong Limited for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on The Stock Exchange of Hong Kong Limited is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Nexen Finance (2014) ULC.

BOCI Asia Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank AG, Singapore Branch, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc and UBS AG, Hong Kong Branch are the joint lead managers and joint bookrunners for the offering.

The offering of the Notes is made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the United States Securities and Exchange Commission (the “US SEC”) on May 1, 2013, as amended by the post-effective amendment No. 1 to the registration statement filed with the US SEC on April 22, 2014. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, United States of America, telephone: 1-212-325-2000; Prospectus Group, Deutsche Bank AG, Singapore Branch c/o Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, telephone: 1-800-503-4611; Prospectus Department, Goldman Sachs & Co, 200 West Street, New York, United States of America, NY 10282, telephone: 1-866-471-2526 / 1-212-902-9316; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, telephone: 1-212-834-4533; Prospectus Department, Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, telephone: 1-866-718-1649; or Fixed Income Syndicate, UBS Securities LLC, 677 Washington Boulevard, Stamford, Connecticut 06901, telephone: 1-203-719-1088.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the Company’s actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the Company’s exploration or development activities, the Company’s capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, greater than expected costs and expenses in relation to the integration of acquisitions, risks of unexpected consequences resulting from acquisitions, the highly competitive nature of the oil and natural gas industries, the Company’s foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China and overseas. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the US SEC, including 2013 Annual Report on Form 20-F filed on April 17, 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated by it will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or its operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media/Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia

Tel: 852-2894 6211

Fax: +852-2576 1990

E-mail: cathy.zhang@hkstrategies.com